Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
May 12, 2017	dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

Moody’s upgrades Fresenius Medical Care’s credit rating to investment grade

Moody’s Investors Service (“Moody’s”) has upgraded the corporate credit rating of Fresenius Medical Care, the world’s largest provider of dialysis products and services, from Ba1 to Baa3 with a stable outlook.

In addition, Moody’s has upgraded all senior unsecured ratings from Ba2 to Baa3 and confirmed all senior secured ratings of Fresenius Medical Care at Baa3.

The upgrades reflect Moody’s view about Fresenius Medical Care’s strong track record of profitable growth, the company’s defensive business profile, as well as its ability to quickly deliver after debt-financed acquisitions.

Moody’s further recognizes the solid growth outlook for Fresenius Medical Care driven by continued patient growth and prospects for international expansion. The growth targets of the company’s 2020 strategy reflect the realization of these opportunities.

Fresenius Medical Care is now rated investment grade by Standard & Poor’s, Moody’s and Fitch.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,624 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 308,471 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.